UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-41840

WEBUY GLOBAL LTD

35 Tampines Street 92

Singapore 528880

+65 8859 9762

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒           Form 40-F ☐

Closing of Private Placement

As previously disclosed in our current report on Form 6-K filed with the U.S. Securities and Exchange Commission on February 25, 2026, WEBUY GLOBAL LTD, a Cayman Islands exempted company (the “Company”), entered into a securities subscription agreement, as amended (the “PIPE Agreement”), with Zheng Mingjie (the “Investor”) on February 19, 2026, pursuant to which the Company agreed to issue and sell to the Investor its Class A ordinary shares, par value $0.0000462 per share, of the Company (the “PIPE Shares”) for an aggregate purchase price of US$1,000,000 (the “Purchase Price”) at a purchase price per share equal to 90% of the average closing price of the Company’s Class A ordinary shares on the Nasdaq Capital Market for the five (5) trading days immediately preceding the closing date.

On March 13, 2026, the Company received the remaining Purchase Price of $400,000 from the Investor (having previously received $600,000 on February 19, 2026), bringing the total funds received to US$1,000,000, and the closing (the “Closing”) of the private placement occurred on March 24, 2026. Based on the pricing formula set forth in the PIPE Agreement, the purchase price per share was calculated to be $0.8776. Accordingly, the Company issued 1,139,472 PIPE Shares to the Investor,representing 23.24% of the Company’s issued and outstanding Class A ordinary shares as of the date of this current report. As of the date of this current report, the Company had 4,902,828 Class A ordinary shares issued and outstanding.

The PIPE Shares were issued in a private placement exempt from the registration requirements of the U.S. Securities Act of 1933, as amended (the “Securities Act”), pursuant to Section 4(a)(2) thereof, Regulation D promulgated thereunder, and/or Regulation S promulgated thereunder.

This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WEBUY GLOBAL LTD

Date: April 3, 2026	By:	/s/ Bin Xue
		Name:	Bin Xue
		Title:	Chief Executive Officer

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